November 27, 2018

David Grzebinski
President, Chief Executive Officer and Chief Financial Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston TX 77007

       Re: Kirby Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-07615
           Form 10-Q for the Period Ended June 30, 2018
           Filed August 3, 2018
           File No. 001-07615

Dear Mr. Grzebinski:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2018

Notes to Consolidated Financial Statements
Note (3) Revenues, page 9

1. It appears from your disclosures distribution and services revenues are recognized over time and at a point in time. Please tell us your consideration of ASC 606-10-55-91.f in presenting disaggregated revenue on this basis.
Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis, page 37

2. Please quantify each factor identified as a cause for the variance of your annual and
 David Grzebinski
Kirby Corporation
November 27, 2018
Page 2
         interim period results. Refer to section 501.04 of staff's Codification of Financial
         Reporting Releases and also Item 303(a)(3)(iii) of Regulation S-K in regard to revenues for guidance.
Consolidated Statements of Earnings, page 70

3. You disclose you provide services, sell parts, manufacture equipment and rent equipment.
         Please tell us your consideration of Rule 5-03(b)(1) and (2) of Regulation S-X in regard to your presentation in the statement of earnings.
Notes to Consolidated Financial Statements
Note (2) Acquisitions, page 78

4. The acquisitions of S&S in 2017 represented approximately 18% of total assets at June 30,
         2017 and Higman Marine in 2018 represented approximately 8% of total assets at
         December 31, 2017. You disclose each acquisition as a factor affecting the variance in results in the applicable periods affected without quantifying the impact of each. You disclose you did not present the pro forma results of the acquisitions because you believe they are not material to your results. Also, you did not disclose the revenue and earnings of each acquiree since the acquisition date included in your consolidated statement of earnings for the applicable periods. Please explain to us your analysis of ASC 805-10-50-
         2.h.1 and 3 in the preparation of your disclosures. Quantify for us the impact each acquisition had on your results for 2017 and through June 30, 2018, as appropriate, as a variance factor and in regard to the amount of revenue and earnings included in the consolidated statement of earnings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameDavid Grzebinski                            Sincerely,
Comapany NameKirby Corporation
                                                              Division of
Corporation Finance
November 27, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName